UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Subordinated Promissory Note

On September 12, 2024, Procaps Group, S.A. (the “Company”) issued a junior unsecured subordinated promissory note (the “Note”) in the principal amount of $5.0 million to Olvi Investment Limited (the “Lender”), an entity controlled by the Minski Family, which includes Jose Minski, the Chairman of the Company’s Board of Directors (“Board”), and Ruben Minski, a Board member. The Note was issued, in part, pursuant to the commitment made under the previously announced forbearance agreements (the “Original Forbearance Agreements”) entered into on August 25, 2024 and August 26, 2024 by the Company, Procaps S.A. (“Procaps”) and certain of their respective subsidiaries (collectively with the Company and Procaps, the “Obligors”) with certain of their creditors.

The Note bears interest at 8.5% per annum and is subordinated to all other indebtedness of the Company and its subsidiaries now existing or hereinafter incurred (the “Senior Indebtedness”). The Company shall repay the principal amount outstanding under the Note and any accrued but unpaid interest thereon on the later of (i) February 15, 2032 and (ii) the first day following the discharge in full of all Senior Indebtedness (the “Maturity Date”).

Following the discharge in full of all Senior Indebtedness, the Company has the ability to prepay, in whole or in part and without penalty, the outstanding principal amount under the Note, together with accrued but unpaid interest thereon.

The Note is subject to customary events of default, the occurrence of which shall allow the Lender to declare all amounts outstanding under the Note immediately due and payable.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Additional Forbearance Agreements

Pursuant to the terms of the Original Forbearance Agreements, as subsequently amended, the Obligors were required to subject no less than $209 million (in the aggregate, including the approximately $195 million of indebtedness subject to the Original Forbearance Agreements) to forbearance (the “Forbearance Condition”). As of the date hereof, the Obligors have entered into additional forbearance agreements such that an aggregate of $209 million of indebtedness is subject to forbearance in satisfaction of the Forbearance Condition.

Press Release

On September 18, 2024, the Company issued a press release with a letter from the Company’s Chief Executive Officer, José Antonio Vieira (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated September 18, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: September 18, 2024

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